Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2020 FIRST QUARTER RESULTS

HONG KONG — July 30, 2019 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal 2020 first quarter ended June 30, 2019.

Net loss for the fiscal first quarter was $102,000, or $0.03 per share, compared with net income of $82,000, or $0.02 per diluted share, last year. Net sales for the same period were $2.8 million compared with $4.1 million a year earlier.

“As noted in the company’s fiscal year-end release, our business is being impacted by a large reduction in orders from two of our larger OEM customers, which we believe is due in part to a decrease in sales by those OEM customers and the ever-increasing manufacturing costs in China -- causing some of our customers to move their business to other lower-cost suppliers. We have made progress in our efforts to reduce this trend by convincing some of our customers to transfer a substantial amount of their business to our new factory in Myanmar. Unfortunately, the savings through the lower manufacturing costs in Myanmar is being substantially passed through to our customers; therefore, in the short term, this action will lead to lower sales turnover and lower margin for this business,” said Roland Kohl, chairman, president and chief executive officer.

Kohl noted that the company’s ongoing cost-cutting initiatives and the expected benefits of increased utilization of Myanmar will not be fully realized until the transfer of business and machinery from the company’s Shenzhen, China, facility to the Myanmar facility is completed. “We expect the timing of these factors will have a short-term impact, but we remain cautiously optimistic about the expected long-term benefits to be realized from our emerging operations in Myanmar,” Kohl said.

Gross profit for the 2020 fiscal first quarter was $746,000 compared with $1.04 million in the same period a year ago, with gross profit as a percentage of sales remaining unchanged at 26 percent.

Selling, general and administrative expense for the 2020 fiscal first quarter decreased by $89,000 but increased as a percentage of net sales to 32 percent from 25 percent due of the decrease in net sales and increased costs associated with the Myanmar transition.

The company realized a currency exchange gain of $41,000 in the quarter compared with an exchange gain of $33,000 in the same period last year, primarily due to a weakening RMB.

Kohl highlighted the company’s solid financial position, with cash and restricted cash of $ 8.3 million -- exceeding combined short- and long-term liabilities by $2.3 million. At June 30, 2019, the company had working capital of $8 million.

Total shareholders’ equity at June 30, 2019 was $10 million compared with $10.1 million as of March 31, 2019. The company’s current ratio at June 30, 2019 was 2.42:1.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and Myanmar.

Except for the historical information contained herein, the matters discussed in this press release, including all statements about operations in Yangon, Myanmar and the company’s longer-term business outlook, are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Quarter Ended
	June 30
	2019	2018
Net sales	$2,845	$4,050
Cost of sales	2,099	3,007
Gross profit	746	1,043
Selling, general and administrative expenses	912	1,001
Operating (loss) / income	(166)	42

Non-operating income (expense):

Exchange gain (loss), net	41	33
Interest income	10	2
Gain/(loss) on disposal of asset	1	27
Other income (expense)	1	6
Total non-operating income (expenses)	53	68

Net (loss)/income before income tax and non-controlling interests	(113)	110
Income taxes	-	(32)
Net (loss)/ income before non-controlling interests	(113)	78

Less: net gain/(loss) attributable to non-controlling interests	(11)	(4)

Net (loss)/income attributable to Highway Holdings Limited’s Shareholders	$(102)	$82

Net (loss)/income per share – basic and diluted	$(0.03)	$0.02

Weighted average number of shares outstanding:
Basic	3,802	3,802
Diluted	3,802	3,802

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	June 30	March 31
	2019	2019
Current assets:
Cash and cash equivalents	$8,319	$8,827
Accounts receivable, net of doubtful accounts	1,838	2,264
Inventories	2,277	1,539
Prepaid expenses and other current assets	677	722
Operating leases	753	-
Total current assets	13,864	13,352

Property, plant and equipment, net	903	886
Operating leases	1,157	-
Long-term deposits	66	66
Long-term loan receivable	75	75
Long-term rental prepayment	-	871
Total assets	16,065	15,250

Current liabilities:
Accounts payable	$890	$1,161
Accrued expenses and other liabilities	3,186	2,989
Lease liability	735	-
Income tax payable	583	602
Dividend payable	329	329
Total current liabilities	5,723	5,081

Lease liability	237	-
Deferred income taxes	32	32
Total liabilities	5,992	5,113

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,370	11,370
Retained earnings	(1,335)	(1,233)
Accumulated other comprehensive income/(loss)	(24)	(35)
Treasury shares, at cost – 5,049 shares as of June 30, 2019; and on March 31, 2019	(14)	(14)
Non-controlling interest	38	11
Total shareholders’ equity	10,073	10,137

Total liabilities and shareholders’ equity	$16,065	$15,250

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